NEWS RELEASE

     02/00
TRC.V - Trading Symbol

DRILLING COMMENCES ON THE GIL CLAIMS JOINT VENTURE, GOLD
PROSPECT, FAIRBANKS, ALASKA

                            For Immediate Release: February 14, 2000 - Vancouver, BC - Teryl Resources Corp. (TRC.V) wishes to announce that the initial drilling program on the Gil Claims has commenced on the joint venture gold prospect near Fairbanks, Alaska.

Kinross Gold Corporation (TSE: K; NYSE: KGC), our joint venture partner, has notified Teryl Resources that approximately 50 holes with an estimated total footage of 27,000 feet will target the northeast extension of the Main Gil zone, which to date is reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt gold.

DETAILS AS FOLLOWS:

Commenced 2000 core program

  First drill holes target the northeast extension of the Main Gil zone.
  Additional drill holes will target the North Gil zone and other geochemical and geophysical targets as well as confirmatory drilling in the Main Zone.
  Exploration plan calls for approximately 15 holes with an estimated total footage of 9,000 feet.
  Samples with assay results of greater than 0.01 opt will be submitted for cyanide soluble analysis.
  Samples from select drill holes will be submitted for multi-element analysis.
  Density measurements of core will be taken at least every 100 feet.

2000 RC program is on schedule for March 1 startup

  Goals for the program are expansion of Main Zone resource, defining a resource at the North Gil, as well as testing other geochemical and geophysical targets.
  Exploration plan calls for approximately 35 holes with an estimated total footage of 18,000 feet.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation.

Teryl owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture property.

ON BEHALF OF THE BOARD OF DIRECTORS

John Robertson
President

The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.